Exhibit 99.1

Marine Harvest salmon even healthier

Marine Harvest has entered into an agreement with FF Skagen to clean all relevant fish oil used for Marine Harvest salmon farming. Cleaning of fish oils removes environmental pollutants, and should make intake limitations for salmon redundant. This sort of cleaning is not currently being carried in production of salmon feed and will be a differentiator for Marine Harvest.

• This is a major step in the strategy of Marine Harvest becoming a fully integrated protein producer, able to follow and control all ingredients from our fish feed to the consumers plate. We want to use our position to ensure top quality and confidence in the product all the way. From time to time the discussion of how many salmon meals the consumer should and could eat pops up in media. We recognize that such debates can confuse the consumer. Our aim with the cleaning of fish oil is to remove all doubts regarding salmon intake. The result is that Marine Harvest salmon becomes even healthier, says CEO Alf-Helge Aarskog.

• We at FF Skagen are proud to be a part of securing even healthier salmon than before, as we enter in to agreement with Marine Harvest to deliver cleaned fish oils to their new production of fish feed, says CEO of FF Skagen Johannes Palsson.

Press contact Marine Harvest

media@marineharvest.com or +4748189900

About Marine Harvest Group
Marine Harvest Group is the world’s leading seafood company and largest producer of farmed salmon, with presence in 22 countries and a total of 10 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to the effect that the fish oil cleaning may have on Marine Harvest, its business, the desirable quantities of salmon intake or the health benefits of Marine Harvest salmon. Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties including the effect of fish oil cleaning. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.